SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

EDESA BIOTECH, inc.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

27966L108
(CUSIP Number)

Dr. Pardeep Nijhawan
c/o Edesa Biotech, Inc.

100 Spy Court
Markham, Ontario, L3R 5H6, Canada
(905) 475-1234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 27966L108	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Pardeep Nijhawan Medicine Professional Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,988,424
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,988,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 7,138,234 shares of the Company’s common stock outstanding as of June 11, 2019.

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SCHEDULE 13D

CUSIP No. 27966L108	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON The Digestive Health Clinic Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 211,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 211,506

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 7,138,234 shares of the Company’s common stock outstanding as of June 11, 2019.

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CUSIP No. 27966L108	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Pardeep Nijhawan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 507,129
	8	SHARED VOTING POWER 2,199,930
	9	SOLE DISPOSITIVE POWER 507,129
	10	SHARED DISPOSITIVE POWER 2,199,930

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,707,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.9% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on a total of 7,138,234 shares of the Company’s common stock outstanding as of June 11, 2019.

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Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, no par value per share (the “Common Shares”), of Edesa Biotech, Inc., a British Columbia corporation (the “Company”), which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, and (iii) Dr. Pardeep Nijhawan, an individual (collectively, the “Reporting Persons”). Dr. Pardeep Nijhawan is the sole executive officer and sole director of each of Pardeep Nijhawan Medicine Professional Corporation and The Digestive Health Clinic Inc. Dr. Pardeep Nijhawan is also the Chief Executive Officer of the Issuer. The principal address of the Reporting Persons is 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Pardeep Nijhawan Medicine Professional Corporation is a professional medical corporation through which Dr. Pardeep Nihawan operates his medical practice. The Digestive Health Clinic Inc. owns and operates specialist medical clinics with services in gastroenterology, hepatology, internal medicine and hematology.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 7, 2019, the Issuer, formerly known as “Stellar Biotechnologies, Inc.,” completed its business combination with Edesa Biotech Inc. (“Edesa”) in accordance with the terms of the Share Exchange Agreement, dated as of March 7, 2019 (the “Exchange Agreement”), by and among the Issuer, Edesa and the shareholders of Edesa (the “Exchange”). Pursuant to the Exchange, Edesa became a wholly-owned subsidiary of the Issuer. Dr. Pardeep Nijhawan is the Chief Executive Officer and Secretary of Edesa and a director of Edesa, positions he has held since forming the company in 2015, and each of the Reporting Persons were shareholders of Edesa. Upon the closing of the transactions contemplated by the Exchange Agreement, Pardeep Nijhawan Medicine Professional Corporation received 1,988,424 Common Shares of the Issuer, The Digestive Health Clinic Inc. received 211,506 Common Shares of the Issuer and Dr. Pardeep Nijhawan received 507,129 Common Shares of the Issuer.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons acquired their Common Shares for investment purposes.

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Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Pardeep Nijhawan Medicine Professional Corporation	1,988,424 shares
The Digestive Health Clinic Inc.	211,506 shares
Pardeep Nijhawan	2,707,059 shares

Percent of class:

Pardeep Nijhawan Medicine Professional Corporation	27.9%
The Digestive Health Clinic Inc.	3.0%
Pardeep Nijhawan	37.9%

The percentage ownership was calculated based on 7,138,234 Common Shares outstanding as of June 11, 2019.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
Pardeep Nijhawan	507,129 shares

(ii)	Shared power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	1,988,424 shares
The Digestive Health Clinic Inc.	211,506 shares
Pardeep Nijhawan	2,199,930 shares

(iii)	Sole power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
Pardeep Nijhawan	507,129 shares

(iv)	Shared power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	1,988,424 shares
The Digestive Health Clinic Inc.	211,506 shares
Pardeep Nijhawan	2,199,930 shares

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(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Designation of Directors and Executive Officers

At the closing of the transactions contemplated by the Exchange Agreement, in accordance with the Exchange Agreement, the size of the Issuer’s board of directors was fixed at seven members and the board of directors was reconstituted to consist of four members designated by Edesa, Dr. Pardeep Nijhawan, Sean MacDonald, Paul William Pay and Peter van der Velden, one designated by Stellar, Frank R. Oakes, and two “independent” directors, Lorin Johnson and Carlo Sistilli. The directors shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. In addition, at the closing of the transactions contemplated by the Exchange Agreement, Frank R. Oakes resigned as the Issuer’s Chief Executive Officer and Dr. Pardeep Nijhawan, Edesa’s Chief Executive Officer, was appointed the Issuer’s Chief Executive Officer and Michael Brooks, Edesa’s Vice President Corporate Development and Strategy, was appointed the Issuer’s President. Kathi Niffenegger, the Issuer’s Chief Financial Officer, remains the Chief Financial Officer of the Issuer following the closing.

The foregoing descriptions of the Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to such agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of June 17, 2019 by and among (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, and Dr. Pardeep Nijhawan, an individual.

2.	Share Exchange Agreement, dated as of March 7, 2019, by and between Stellar Biotechnologies, Inc., Edesa Biotech Inc. and the Edesa Shareholders (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2019).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARDEEP NIJHAWAN MEDICINE PROFESSIONAL CORPORATION

Date: June 17, 2019	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE DIGESTIVE HEALTH CLINIC INC.

Date: June 17, 2019	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

Date: June 17, 2019	By:	/s/ Pardeep Nijhawan

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